SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

The

Securities Commission (CVM)

Rua Sete de Setembro, nº 111, 33º andar

Centro - Rio de Janeiro / RJ

Att.:    Mr. Guilherme Rocha Lopes

Business Monitoring Manager 2

Ref .:   Official Letter No. 38/2019 / CVM / SEP / GEA-2, dated February 18, 2019, requesting clarification on the news published in the media.

COMPANHIA SIDERÚRGICA NACIONAL ("CSN" or "Company"), in accordance with the above-mentioned letter, which contents of the query are transcribed below, present the clarifications requested:

     "1. We refer to the news posted on the UOL website on 02.17.2019 under the heading "CSN repeats Vale's mistake and keeps workers below dams", which includes, among others, the following information:

(i) CSN (Companhia Siderúrgica Nacional) maintains an office, cafeteria and training room operating below the Vigia and Auxiliary of Vigia dams in Ouro Preto (MG);

(ii) the security of the two CSN dams in Ouro Preto "does not bring peace of mind," according to technicians from the Minas Gerais Public Prosecutor's Office who inspected them in July 2018. The Repórter Brasil had access to the 41 pages report that highlights the risk of the dams and challenges the analysis of the independent auditor hired by CSN which ensured the stability of both;

(iii) CSN undertook, in a letter signed with the Public Prosecutor's Office, in August of last year, to mischaracterize the Vigia's Auxiliary dam, but did not define a schedule. However, it maintained that it would keep Vigia's dam inactive to "contain sediments and clarify the water"; and

(iv) "The undersized plan does not even allow us to think about saving people. They are not given a chance to know the risk they are taking," says Congonhas's secretary of the Environment, Neylor Aarão.

     2. In this respect, we require the manifestation on the veracity of the statements contained in the news and, if so, we request your manifestation on the reasons why you understood that the matter is not subject of Material Fact, pursuant to CVM Instruction 358/02 .

     3. In addition, in relation to the Auxiliar do Vigia dam, we request that you make it clear if the

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE nº 35-3.0039609.0

     Company intends to mischaracterize it, as reported, detailing the main, albeit preliminary,

     information regarding estimates of deadlines and amounts involved. "

The Company clarifies that the report mentioned in the news comes from a survey carried out by an expert from the Public Prosecutor's Office of Minas Gerais ("MP/MG"), which reinforced the technical recommendations previously made by the independent audit hired by CSN Mineração ("CMIN"). All these recommendations are being addressed by CMIN, according to the project presented to the MP/MG, respecting all the applicable legislation, including the complete mischaracterization of the Vigia Auxiliary Dam. However, it is premature to disclose any deadline/value, albeit in a preliminary way, since the next steps are still undergoing technical review due to the complexity of the entire process.

We are available for any further clarification that may be required.

São Paulo, February 19, 2019.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 19, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.